SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                         SPECTRUM ORGANIC PRODUCTS, INC.
                                 --------------
                                (Name of Issuer)

                            No Par Value Common Stock
                         (Title of Class of Securities)

                                    685928103
                                  ------------
                                 (CUSIP Number)

                                John Battendieri
                    c/o Running Stream Food & Beverage, Inc.
                          804 Estates Drive, Suite 200
                                 Aptos, CA 95003
                                 (831) 685-1648
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     6/18/04
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                      --------------------------
CUSIP No. 685928103                               Page 2  of 4   Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:         John Battendieri

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER           3,904,165

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER         0
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      3,904,165
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,904,165
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.4%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------

-------------------------                      --------------------------
CUSIP No. 685928103                               Page 3  of 4   Pages
-------------------------                      --------------------------


Item 1.   Security and Issuer

     No par value common stock of Spectrum Organic Products, Inc., (the "Company") with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.   Identity and Background

(a)  John Battendieri

(b)  c/o Running Stream Food & Beverage, Inc.
     804 Estates Drive, Suite 200
     Aptos, CA  95003

(c) Mr. Battendieri is a former Director of the Company. Mr. Battendieri resigned from the Board of Directors effective April 1, 2004.

(d)  None

(e)  None

(f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.   Purpose of Transaction

     Not applicable.

Item 5.   Interest in Securities of the Issuer

(a) The aggregate amount of securities beneficially owned by Mr. Battendieri as of the date of this filing is 3,904,165 shares which represents 8.4% of the total class. Under the Company's Amended 1995 Stock Option Plan, Mr. Battendieri's unexercised Non-qualified stock options expired on June 29, 2004 as a result of his resignation from the Board of Directors effective April 1, 2004. Accordingly, as of the date of this filing, Mr. Battendieri has no rights remaining with respect to any derivative securities of the Company.

(b)  Sole voting power     - 3,904,165
     Shared voting power   - 0
     Sole disposal power   - 3,904,165
     Shared disposal power - 0

(c) Since Amendment No. 1 on Schedule 13D/A for Mr. Battendieri filed with the SEC on April 1, 2004 the following acquisitions of securities have occured:

-------------------------                      --------------------------
CUSIP No. 685928103                               Page 4  of 4   Pages
-------------------------                      --------------------------



     ------------------- ---------------- --------------- ---------------------
     Date of Transaction Shares Acquired  Price per Share Nature of Transaction
     ------------------- ---------------- --------------- ---------------------
     June 18, 2004            40,000          $0.40       Exercise of Non-
                                                          qualified stock
                                                          options
     ------------------- ---------------- --------------- ---------------------
     June 18, 2004            26,666          $0.305      Exercise of Non-
                                                          qualified stock
                                                          options
     ------------------- ---------------- --------------- ---------------------

(d)  Not applicable

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None

Item 7.   Material to Be Filed as Exhibits

     None


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            June 30, 2004



                                            /s/  John Battendieri
                                            -----------------------------------
                                                 John Battendieri